Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Introduction
In the discussion that follows, we have summarized selected provisions of our restated certificate of incorporation as amended (our “certificate of incorporation”), and our amended and restated bylaws (our “bylaws”), relating to our capital stock. This summary is not complete. This discussion is qualified in its entirety by reference to our certificate of incorporation and bylaws. You should read the provisions of our certificate of incorporation and bylaws as currently in effect for provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.
Authorized Capital Stock
Our authorized capital stock consists of 500,000,000 shares of common stock and 20,000,000 shares of preferred stock. Each authorized share of our capital stock has a par value of $0.01 per share.
Common Stock
Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.
Holders of our common stock are entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our contractual arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.
Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All of our outstanding shares of common stock are fully paid and non-assessable.
Our common stock is listed on the New York Stock Exchange under the symbol “BW.” The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.
Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common stockholders. For example, any preferred stock issued may rank senior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.
Limitation on Directors’ Liability and Renunciation of Business Opportunity
Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent Delaware law permits. Specifically, no director will be personally liable for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities.
Our certificate of incorporation expressly renounces any interest or expectancy of our company in, or in being offered an opportunity to participate in, any business opportunity that is presented to B. Riley FBR, Inc., Vintage Capital Management LLC, or their respective directors, officers, shareholders, or employees.
Statutory Business Combination Provision
As a Delaware corporation, we are subject to Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•
before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•
on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 203 of the General Corporation Law of the State of Delaware, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest. These provisions could also have the effect of increasing the bargaining leverage of our board of directors, on behalf of our stockholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be disruptive and potentially contrary to the overall best interests of our stockholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving stockholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling stockholder. The concentration of control in our company that could result from such an offer could deprive our remaining stockholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.
While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our stockholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate terms that are fair to all stockholders with our board of directors. Our board of directors believes that the provisions described below will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all stockholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our stockholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our stockholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.
Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws provide that only a majority of our board of directors or the chairman of our board of directors may call a special meeting of our board of directors or our stockholders.
Our certificate of incorporation provides for a classified board of directors. Our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors expires. As a result, our stockholders elect approximately one-third of our board of directors each year. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three. Our certificate of incorporation provides that directors may be removed only with cause or upon a board determination (as such terms are defined in our certificate of incorporation) and, in either case, by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. These provisions prevent our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Our bylaws contain advance notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken is required to give our Corporate Secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our Corporate Secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe specific information that any such stockholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Our certificate of incorporation provides that our stockholders may adopt, amend and repeal our bylaws at any regular or special meeting of stockholders by a vote of at least 80% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the bylaws has been included in the notice of that meeting. Our certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.
As discussed above under “—Preferred Stock,” our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.